File No. 82-1264

BRIDGESTONE

RECEIVED

2006 JAN -3 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Dec 27, 2005

06010017

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on Dec 27, 2005, the following messages.

- Bridgestone to Build Synthetic Rubber Plant in China

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dlw 1/4

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone to Build Synthetic Rubber Plant in China

Tokyo (December 27, 2005)--Bridgestone Corporation announced today that it will build a plant in the city of Huizhou in China's Guangdong Province to produce synthetic rubber. The aim of the move is to meet growing global demand for synthetic rubber used in tires. Plans are to construct the new plant in the Huizhou Dayawan Economic and Technological Development Zone in Guangdong Province.

On December 22, 2005, Bridgestone established Bridgestone (Huizhou) Synthetic Rubber Co., Ltd. to operate the plant. That followed approval for the project from Huizhou City officials. Bridgestone has earmarked approximately $100 million for investment in the new plant.

Bridgestone plans for the new plant to begin operation in the first half of 2008 and for the annual production of styrene-butadiene rubber produced there to reach around 50,000 tons. The synthetic rubber plant will supply its output mainly to Bridgestone Group's tire plants in China as well as other areas in Asia.

Bridgestone Group already produces synthetic rubber at two plants in the United States. The decision was made to build and operate a plant for the production of enhanced performance rubber especially for China and Asia in line with an expected surge in demand in those areas. Bridgestone concluded a licensing agreement with JSR Corporation regarding the technology used to produce the enhanced performance synthetic rubber.

- more -

Expanding in-house production capacity in raw materials for tires and for diversified products is a strategic priority in the Bridgestone Group. In addition to synthetic rubber plants, Bridgestone Group operates steel cord and carbon black plants and natural rubber estates and natural rubber processing plants in various locations around the world.

Capabilities in producing raw materials strengthen the Bridgestone Group's foundation for technological development. Those capabilities also help differentiation of products and ensure stable supplies of consistently high-quality raw materials for Bridgestone Group plants worldwide. Bridgestone therefore regards independent production capabilities in raw materials as a core strategic strength for the Bridgestone Group.

Outline of Bridgestone (Huizhou) Synthetic Rubber Co., Ltd.

Representative:	President, Shinsuke Yamaguchi
Ownership:	Bridgestone Corporation 100%
Established:	December 22, 2005
Plant location:	Huizhou City, Guangdong Province, China
Planned start of operation:	First half of 2008
Site:	Approximately 20 hectares (Approx. 200,000 square meters)
Product:	Styrene-butadiene rubber (SBR)
Capitalization:	$75 million
Planned total investment:	Approximately $100 million
Planned production capacity:	Approximately 50,000 tons a year
Planned employment:	Approximately 210 employees

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION

10-1, KYOBASHI 1-CHOME, CHUO-KU

TOKYO 104-8340, JAPAN

Fax : 81-3-3563-6907

Dec 28, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Dec 28, 2005, the following messages.

- Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (December 28, 2005)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: December 21, 2005 through December 22, 2005
3. Aggregate number of shares purchased: 474,000 shares
4. Aggregate purchase amount: 1,197,940,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 24 million shares

(3) Aggregate purchase amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2005, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 21,425,000 shares

(2) Aggregate purchase amount: 46,736,351,000 yen